SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                               SCHEDULE 13G

                  Under the Securities Exchange Act of 1934

                             WesBanco, Inc.
     -----------------------------------------------------------------
                           (Name of Issuer)

                             Common Stock
     -----------------------------------------------------------------
                     (Title of Class of Securities)

                             950810 10 1
                         --------------------
                            (CUSIP Number)

                          December 31, 2001
     ----------------------------------------------------------------
         (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

	/ X /	Rule 13d-1(b)
	/   /	Rule 13d-1(c)
	/   /	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of the section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons.
	I.R.S. Identification Nos. of above persons (entities only).

	WesBanco, Inc.
	------------------------------------------------------------

2.	Check the Appropriate Box if a Member of a Group
	(a)
		-----
	(b)
		-----

3.	SEC Use Only
                    ---------------------------------------------

4.	Citizenship or Place of Organization		West Virginia
                                                        ---------------

Number of       5.      Sole Voting Power                894,393
Shares                                                 ---------------
Beneficially    6.      Shared Voting Power               24,195
Owned by                                               ---------------
Each Reporting  7.      Sole Dispositive Power           894,393
Person With:                                           ---------------
                8.      Shared Dispositive Power          24,195
                                                       ---------------

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

	1,781,128
	---------

10.	Check if the Aggregate Amount in Row (9) Excludes Certain
	Shares
		--------
           The amount in Row 9 includes 862,540 shares of Common Stock that are held by the trust department of the Reporting Person but over which the Reporting Person has no voting or dispositive power.

11.     Percent of Class Represented by Amount in Row (9)    9.98%
                                                            --------

12.     Type of Reporting Person                               BK
                                                            --------

Item 1.

	(a)	Name of Issuer

		WesBanco, Inc.
		-------------------------------------------------------

	(b)	Address of Issuer's Principal Executive Offices

		1 Bank Plaza, Wheeling, West Virginia 26003
		-------------------------------------------------------
Item 2.

	(a)	Name of Persons Filing

		WesBanco, Inc.
		-------------------------------------------------------

	(b)	Address of Principal Business Office or, if none,
		Residence

		1 Bank Plaza, Wheeling, West Virginia 26003
		-------------------------------------------------------

	(c)	Citizenship

		West Virginia, USA
		-------------------------------------------------------

	(d)	Title of Class of Securities

		Common Stock
		-------------------------------------------------------

	(e)	CUSIP Number

		950810 10 1
		-------------------------------------------------------

Item 3. If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	/   /	Broker of dealer registered under section 15 of
                the Act;

(b)	/ X /	Bank as defined in section 3(a)(6) of the Act;

(c)	/   /	Insurance company as defined in section 3(a)(19)
                of the Act;

(d)     /   /   Investment company registered under section 8 of
                the Investment Company Act of 1940;

(e)     /   /   An investment adviser in accordance with 240.13d-
                1(b)(l)(ii)(E);

(f)	/   /	An employee benefit plan or endowment fund in
                accordance with 240.13d-1(b)(1)(ii)(F);

(g)	/   /	A parent holding company or control person in
                accordance with 240.13d-1(b)(1)(ii)(G);

(h)	/   /	A savings association as defined in Section 3(b)
                of the Federal Deposit Insurance Act;

(i)	/   /	A church plan that is excluded from the definition
                of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)     /   /   Group, in accordance with 240.13d-1((b)(l)(ii)(J)

Item 4.	Ownership
        ---------

(a)	As of December 31, 2001, the Reporting Person
        beneficially owned 1,781,128 shares of its Common Stock in a fiduciary capacity through its trust department.

(b)	The 1,781,128 shares reported herein as beneficially
        owned by the Reporting Person represent 9.98% of the Common Stock of the Issuer.

(c)	The Reporting Person has shared voting and dispositive
        power over 24,195 shares of Common Stock and sole voting and dispositive power over 894,393 shares of Common Stock. The 1,781,128 shares reported herein as beneficially owned by the Reporting Person include

        862,540 shares of the Issuer's Common Stock that are held by the Reporting Person's trust department but over which the Reporting Person has no voting or dispositive power.

Item 5.	Ownership of Five Percent or Less of a Class

        If this statement is being filed to report the fact
that as of the date hereof, the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:
                                          ----------

Item 6.	Ownership of More than Five Percent on Behalf of
        Another Person

        All of the shares reported as beneficially owned in this Schedule 13G are held by the trust department of the Reporting Person in a fiduciary capacity for the benefit of third parties. Such third parties are entitled to receive dividends on and the proceeds from the sale of such shares.

Item 7.	Identification and Classification of the Subsidiary
        Which Acquired the Security Being Reported on by the
        Parent Holding Company

	Not applicable.

Item 8.	Identification and Classification of Members of the
        Group

        Not applicable.

Item 9.	Notice of Dissolution of Group

        Not applicable.

Item 10.Certifications

        By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                          WESBANCO, INC.

                                          By: /s/ Robert H. Young
                                             ----------------------
                                          Robert H. Young
                                          Executive Vice President and
                                          Chief Financial Officer

                                          Date:  February 13, 2002